As filed with the Securities and Exchange Commission on January 3, 2020
File No. 333-233876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. [ ]
Post-Effective Amendment No. 1
(Check appropriate box or boxes)
GUGGENHEIM FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)
702 KING FARM BOULEVARD, SUITE 200, ROCKVILLE, MARYLAND 20850
(Address of Principal Executive Offices/Zip Code)
Registrant’s Telephone Number, including area code:
(301) 296-5100

Copies To:
Amy J. Lee Vice President and Chief Legal Officer 702 King Farm Boulevard Suite 200 Rockville, MD 20850	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006
(Name and address of Agent for Service)
It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The purpose of this Post-Effective Amendment filing is to file the final and executed tax opinion and powers of attorney.

The Registrant hereby incorporates by reference the Information Statement/Prospectus and Statement of Additional Information filed under Rule 497, File No. 333-233876, on October 21, 2019 (Accession Number 0001628280-19-012423).

PART C
Other Information
Item 15. Indemnification
Reference is made to Article VII of the Registrant’s Amended and Restated Declaration of Trust, which was filed with the Registrant’s Post-Effective Amendment No. 200 on May 12, 2016.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.
Item 16.    Exhibits

(1)	Charter of Registrant

a.	Amended and Restated Declaration of Trust – Previously filed with Post-Effective Amendment No. 275 to Registration Statement 002-19458 (filed December 30, 2019).*

(2)	By-Laws

a.	Amended and Restated By-Laws – Previously filed with Post-Effective Amendment No. 275 to Registration Statement 002-19458 (filed December 30, 2019).*

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Form of Agreement and Plan of Reorganization – Previously filed as Appendix A to the Registration Statement on Form N-14 (333-233876) (filed September 20, 2019).*

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a.	See the Amended and Restated Declaration of Trust (Exhibit 1 above) and the Amended and Restated By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contracts

a.
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Mid Cap Value Fund (to be renamed Guggenheim SMid Cap Value Fund), Guggenheim Mid Cap Value Institutional Fund (to be renamed Guggenheim SMid Cap Value Institutional Fund), Guggenheim Small Cap Value Fund, Guggenheim StylePlus-Large Core Fund and Guggenheim World Equity Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

b.
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Large Cap Value Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

c.
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim StylePlus-Mid Growth Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

d.
Investment Advisory Contract with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund, Guggenheim High Yield Fund and Guggenheim Municipal Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

e.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Enhanced World Equity Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

f.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Floating Rate Strategies Fund, Guggenheim Macro Opportunities Fund and Guggenheim Total Return Bond Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

g.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Limited Duration Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

h.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Risk Managed Real Estate Fund – Previously filed with Post-Effective Amendment No. 140 to Registration Statement 002-19458 (filed March 19, 2014).*

i.
Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Alpha Opportunity Fund – Previously filed with Post-Effective Amendment No. 150 to Registration Statement 002-19458 (filed September 24, 2014).*

j.
Investment Sub-Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Municipal Income Fund – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

k.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Capital Stewardship Fund – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 002-19458 (filed September 26, 2014).*

l.	Investment Sub-Advisory Agreement with Concinnity Advisors, LP – Previously filed with Post-Effective Amendment No. 152 to Registration Statement 002-19458 (filed September 26, 2014).*

m.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Diversified Income Fund – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 002-19458 (filed November 16, 2015).*

n.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Market Neutral Real Estate Fund – Previously filed with Post-Effective Amendment No. 196 to Registration Statement 002-19458 (filed February 25, 2016).*

o.
Amendment to Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Total Return Bond Fund, Guggenheim Macro Opportunities Fund and Guggenheim Floating Rate Strategies Fund – Previously filed with Post-Effective Amendment No. 213 to Registration Statement 002-19458 (filed January 27, 2017).*

p.
Amendment to Investment Advisory Contract with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund – Previously filed with Post-Effective Amendment No. 213 to Registration Statement 002-19458 (filed January 27, 2017).*

q.
Amendment to Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Mid Cap Value Fund (to be renamed Guggenheim SMid Cap Value Fund) and Guggenheim Small Cap Value Fund – Previously filed with Post-Effective Amendment No. 213 to Registration Statement 002-19458 (filed January 27, 2017).*

r.
Second Amendment to Investment Advisory Contract with Security Investors, LLC with respect to Guggenheim Investment Grade Bond Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 002-19458 (filed January 29, 2018).*

s.
Second Amendment to Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Total Return Bond Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 002-19458 (filed January 29, 2018).*

t.
Second Amendment to Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Limited Duration Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 002-19458 (filed January 29, 2018).*

u.
Amendment to Investment Management Agreement with Security Investors, LLC with respect to Guggenheim Alpha Opportunity Fund – Previously filed with Post-Effective Amendment No. 242 to Registration Statement 002-19458 (filed January 29, 2018).*

v.
Investment Advisory Agreement with Guggenheim Partners Investment Management, LLC with respect to Guggenheim Ultra Short Duration Fund - Previously filed with Post-Effective Amendment No. 261 to Registration Statement 002-19458 (filed December 13, 2018).*

(7)	Distribution Contracts

a.	Distribution Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

b.	Form of Underwriter-Dealer Agreement – Previously filed with Post-Effective Amendment No. 112 to Registration Statement 002-19458 (filed November 13, 2009).*

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custodian Agreements

a.	Custodian Agreement – The Bank of New York Mellon – Previously filed with Post-Effective Amendment No. 69 to Registration Statement 002-59353 (filed April 30, 2013).*

b.	Amended Schedule II to the Custodian Agreement – The Bank of New York Mellon – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 002-19458 (filed December 13, 2018).*

(10)	Rule 12b-1 and Rule 18f-3 Plans

a.	Class A Distribution Plan – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

b.	Amendment to Schedule A of Class A Distribution Plan – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 002-19458 (filed December 13, 2018).*

c.	Class B Distribution Plan– Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

d.	Class C Distribution Plan– Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

e.	Amendment to Exhibit A of Class C Distribution Plan – Previously filed with Post-Effective Amendment No. 185 to Registration Statement 002-19458 (filed November 16, 2015).*

f.	Class P Distribution Plan – Previously filed with Post-Effective Amendment No. 174 to Registration Statement 002-19458 (filed May 1, 2015).*

g.	Amendment to Schedule A of Class P Distribution Plan – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 002-19458 (filed December 13, 2018).*

h.	Form of Specimen copy of Shareholder Service Agreement – Previously filed with Post-Effective Amendment No. 113 to Registration Statement 002-19458 (filed January 29, 2010).*

i.	Amended and Restated Multiple Class Plan – Previously filed with Post-Effective Amendment No. 174 to Registration Statement 002-19458 (filed May 1, 2015).*

(11)	Opinion of Counsel Regarding Legality of the Securities Being Registered – Previously filed as Exhibit 11 to Registration Statement on Form N-14 (333-233876) (filed September 20, 2019).*

(12)	Tax Opinion – Filed herewith.

(13)	Other Material Contracts

a.
Form of Expense Limitation Agreement – Guggenheim Partners Investment Management, LLC –Previously filed with Post-Effective Amendment No. 275 to Registration Statement 002-19458 (filed December 30, 2019).*

b.	Form of Expense Limitation Agreement – Security Investors, LLC – Previously filed with Post-Effective Amendment No. 275 to Registration Statement 002-19458 (filed December 30, 2019).*

c.	Transfer Agency Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

d.	Amendment to Transfer Agency Agreement – Previously filed with Post-Effective Amendment No. 208 to Registration Statement 002-19458 (Filed November 29, 2016).*

e.	Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 138 to Registration Statement 002-19458 (filed January 28, 2014).*

f.	Amendment to Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 208 to Registration Statement 002-19458 (filed November 29, 2016).*

g.
Amendment to Transfer Agency Agreement and Fund Accounting and Administration Agreement – Previously filed with Post-Effective Amendment No. 261 to Registration Statement 002-19458 (filed December 13, 2018).*

(14)	Other Opinions

a.	Consent of Independent Registered Public Accounting Firm – Previously filed as Exhibit 16 to Registration Statement on Form N-14 (333-233876) (filed September 20, 2019).*

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney – Filed herewith.

(17)	Additional Exhibits – Inapplicable.
__________________________________
* Incorporated by reference.
Item 17. Undertakings
(1)The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Chicago and State of Illinois, on the 3rd day of January, 2020.

GUGGENHEIM FUNDS TRUST
(Registrant)

By:	/s/ BRIAN E. BINDER
Brian E. Binder, President and Chief Executive Officer
As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 3rd day of January, 2020.

Randall C. Barnes Trustee Donald A. Chubb, Jr. Trustee Jerry B. Farley Trustee Roman Friedrich III Trustee Ronald A. Nyberg Trustee Ronald E. Toupin, Jr. Trustee	GUGGENHEIM FUNDS TRUST

	By:	/s/ AMY J. LEE
Amy J. Lee, Trustee, Vice President, Chief Legal Officer and Attorney-In-Fact for the Trustees Whose Names Appear Opposite (pursuant to powers of attorney filed herewith)
	By:	/s/ JOHN L. SULLIVAN
John L. Sullivan, Chief Financial Officer, Treasurer and Chief Accounting Officer
	By:	/s/ BRIAN E. BINDER
Brian E. Binder, President and Chief Executive Officer

EXHIBIT LIST
(12)    Tax Opinion
(16)    Powers of Attorney